## The Offering

| | |
|---|---|
| Common stock offered by us | 24,500,000 shares. |
| Common stock offered by MRD Holdco | 11,500,000 shares (or 16,900,000 shares, if the underwriters exercise in full their option to purchase additional shares). |
| Common stock to be outstanding immediately after the offering[1] | 192,500,000 shares. |
| Option to purchase additional shares | MRD Holdco has granted the underwriters a 30-day option to purchase up to an aggregate of 5,400,000 additional shares of our common stock held by MRD Holdco to cover over-allotments. |
| Common stock voting rights | Each share of our common stock will entitle its holder to one vote. |
| Use of proceeds | We intend to use the estimated net proceeds of approximately $390.7 million from this offering, based upon the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions and fees and expenses associated with this offering and the restructuring transactions, to redeem the PIK notes in their entirety and to pay any applicable premium in connection with such redemption and accrued and unpaid interest, if any, to the date of redemption (which we expect will be 30 days after the closing of this offering); together with borrowings of approximately $608.1 million under our new revolving credit facility, to make a cash payment to certain former management members of WildHorse Resources in connection with their contribution to us of their membership interests and incentive units in WildHorse Resources; to repay borrowings outstanding under WildHorse Resources' credit agreements; if the closing of this offering occurs after June 15, 2014, to reimburse MRD LLC for interest paid on the PIK notes; and to pay costs associated with our new revolving credit facility. Until the redemption date or any earlier discharge date of the PIK notes, we will use the amount to be paid to the holders of those notes to temporarily reduce amounts outstanding under our new revolving credit facility. See "Use of Proceeds." |
| | We will not receive any of the proceeds from the sale of shares of our common stock by MRD Holdco, including pursuant to any exercise by the underwriters of their option to purchase additional shares of our common stock. MRD Holdco is deemed under federal securities laws to be an underwriter with respect to the common stock it may sell in connection with this offering. |
| Dividend policy | We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The decision whether to pay dividends in the future will be made by our board of directors (our "Board") in light of conditions then existing, including |

| | MRD Segment | | | | MRD Segment Pro Forma | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | Three Months Ended March 31, | | Year Ended December 31, | Three Months Ended March 31, |
| | 2013 | 2012 | 2014 | 2013 | 2013 | 2014 |
| | | | (unaudited) | | (unaudited) | |
| | | | (in thousands) | | | |
| **Statement of Operations Data:** | | | | | | |
| Revenues: | | | | | | |
| Oil and natural gas sales | $230,751 | $138,032 | $ 89,618 | $54,038 | $212,603 | $ 89,060 |
| Other revenues | 807 | 782 | 248 | 124 | — | 149 |
| Total revenues | 231,558 | 138,814 | 89,866 | 54,162 | 212,603 | 89,209 |
| Costs and expenses: | | | | | | |
| Lease operating | 25,006 | 24,438 | 5,709 | 5,077 | 23,354 | 6,119 |
| Exploration | 1,226 | 7,337 | 140 | 629 | 1,226 | 140 |
| Production and ad valorem taxes | 9,362 | 7,576 | 3,000 | 3,406 | 8,485 | 2,974 |
| Depreciation, depletion and amortization | 87,043 | 62,636 | 30,127 | 23,084 | 76,524 | 29,817 |
| Impairment of proved oil and gas properties | 2,527 | 18,339 | — | — | 128 | — |
| General and administrative | 81,758 | 38,414 | 8,804 | 5,273 | 57,498 | 7,765 |
| Accretion of asset retirement obligations | 728 | 632 | 164 | 185 | 670 | 164 |
| (Gain) loss on commodity derivatives | (3,013) | (13,488) | 12,716 | 9,476 | (3,030) | 12,716 |
| (Gain) loss on sale of property | (82,773) | (2) | (110) | — | 6,775 | — |
| Other, net | 2 | 364 | — | — | 2 | — |
| Total costs and expenses | 121,866 | 146,246 | 60,550 | 47,130 | 171,632 | 59,695 |
| Operating income | 109,692 | (7,432) | 29,316 | 7,032 | 40,971 | 29,514 |
| Other income (expense) | | | | | | |
| Interest expense, net | (27,349) | (12,802) | (17,974) | (2,828) | (22,924) | (4,659) |
| Earnings from equity investments | 1,066 | 4,880 | — | — | 269 | 6 |
| Other, net | 145 | 535 | (2,955) | (2,120) | 143 | 31 |
| Total other income (expense) | (26,138) | (7,387) | (20,929) | (4,948) | (22,512) | (4,622) |
| Income tax (expense) benefit | (1,311) | 178 | (25) | — | (6,645) | (8,961) |
| Net income (loss) | $ 82,243 | $ (14,641) | $ 8,362 | $ 2,084 | $ 11,814 | $ 15,931 |
| **Cash Flow Data (Unaudited):** | | | | | | |
| Net cash provided by operating activities | $ 83,910 | $ 84,172 | $ 55,917 | $33,762 | | |
| Net cash used in investing activities | 5,533 | 230,471 | 83,962 | 32,635 | | |
| Net cash provided by (used in) financing activities | (38,963) | 133,271 | 1,246 | 58,902 | | |
| **Other Financial Data:** | | | | | | |
| Adjusted EBITDA (unaudited) | $ 197,903 | $ 132,105 | $ 71,188 | $50,759 | $159,239 | $ 67,104 |
| **Balance Sheet Data (at period end):** | | | | | | |
| Working capital (deficit) (unaudited) | $ 51,214 | $ 2,424 | $ 15,914 | | | (11,844) |
| Total assets | 1,281,134 | 1,102,406 | 1,311,286 | | | 1,168,444 |
| Total debt | 871,150 | 309,200 | 939,496 | | | 611,751 |
| Total equity (unaudited) | 279,412 | 682,644 | 225,035 | | | 308,093 |

### Adjusted EBITDA

Our reportable business segments are organized in a manner that reflects how management manages those business activities.

We evaluate segment performance based on Adjusted EBITDA. The definition and calculation of Adjusted EBITDA and the reconciliation of total reportable segments' Adjusted EBITDA to net income (loss) is included in the notes to our predecessor's consolidated and combined financial statements found elsewhere in this prospectus.

Adjusted EBITDA (either in total or by individual segment) is an important performance measure of the core profitability of our operations. This measure forms the basis of our internal financial reporting and is used by our management in evaluating segment performance. We believe that investors benefit from having access to the same financial measures that our management uses in evaluating segment results.

Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income (loss). Our computation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. We believe that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements. The following table provides a reconciliation of our pro forma MRD Segment net income to our pro forma MRD Segment Adjusted EBITDA.

*Calculation of Adjusted EBITDA – MRD Segment Pro Forma*

| | Year Ended December 31, 2013 | Three Months Ended March 31, 2014 |
|---|---|---|
| Net income (loss) | $ 11,814 | $ 15,931 |
| Interest expense, net | 22,924 | 4,659 |
| Income tax expense (benefit) | 6,645 | 8,961 |
| Depreciation, depletion and amortization | 76,524 | 29,817 |
| Impairment of proved oil and gas properties | 128 | — |
| Accretion of AROs | 670 | 164 |
| (Gain) loss on commodity derivative instruments | (3,030) | 12,716 |
| Cash settlements received (paid) on commodity derivative instruments | 12,257 | (5,220) |
| (Gain) loss on sale of properties | 6,775 | — |
| Acquisition related costs | 1,584 | — |
| Incentive unit-based compensation expense | 22,635 | — |
| Exploration costs | 1,226 | 140 |
| Non-cash equity (income) loss from MEMP | (1,050) | (117) |
| Cash distributions from MEMP | 137 | 53 |
| Adjusted EBITDA | $159,239 | $ 67,104 |

### Summary Reserve, Production and Operating Data for the MRD Segment

The following tables present summary data with respect to the estimated historical net proved oil and natural gas reserves and production and operating data for the MRD Segment as of the dates presented.

The proved reserve estimates presented in the table below were prepared by NSAI, and the probable and possible reserve estimates were prepared by our management and audited by NSAI. Regarding our properties, estimates comprising 100% of the total proved reserves in the reserve report were prepared by NSAI. These reserve estimates were prepared in accordance with current SEC rules regarding oil and natural gas reserve reporting. The following tables also contain certain summary information regarding production and sales of oil and natural gas with respect to such properties.

Please read "Business—Our Operations" as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the summaries of our reserve report included herein as Appendix B-1 and Appendix B-2 in evaluating the material presented below.

*Reserve Data*

| Estimated Proved Reserves | As of December 31, 2013 |
|---|---|
| Natural gas (MMcf) | 802,254 |
| Oil/Condensate (MBbls) | 11,311 |
| NGLs (MBbls) | 42,577 |
| Total estimated net proved reserves (MMcfe) | 1,125,577 |
| Proved developed producing (MMcfe) | 323,351 |
| Proved developed non-producing (MMcfe) | 44,290 |
| Proved undeveloped (MMcfe) | 757,936 |
| Proved developed reserves as a percentage of total proved reserves | 33% |
| PV-10 of proved reserves (in millions)(1) | $ 1,469 |

**Estimated Probable Reserves(2)**

| | |
|---|---:|
| Natural Gas (MMcf) ........................................................................ | 535,185 |
| Oil/Condensate (MBbls) ................................................................ | 10,480 |
| NGLs (MBbls) ............................................................................... | 33,709 |
|     Total estimated net probable reserves (MMcfe) ................................... | 800,317 |
| PV-10 of probable reserves (in millions)(1) ........................................ | $ 1,052 |

**Estimated Possible Reserves(2)**

| | |
|---|---:|
| Natural Gas (MMcf) ........................................................................ | 1,080,539 |
| Oil/Condensate (MBbls) ................................................................ | 36,376 |
| NGLs (MBbls) ............................................................................... | 68,686 |
|     Total estimated net possible reserves (MMcfe) ................................... | 1,710,913 |
| PV-10 of possible reserves (in millions)(1) ........................................ | $ 2,386 |

(1) PV-10 is a non-GAAP financial measure and differs from standardized measure, the most directly comparable GAAP financial measure. Please see "—Reserves."

(2) Substantially all of our estimated probable and possible reserves are classified as undeveloped.

## *Production and Operating Data*

| | Historical MRD Segment(1) | | | | MRD Segment Pro Forma | |
|---|---|---|---|---|---|---|
| | Year Ended December 31, | | Three Months Ended March 31, | | Year Ended December 31, | Three Months Ended March 31, |
| | **2013** | **2012** | **2014** | **2013** | **2013** | **2014** |
| Production and operating data: | | | | | | |
|     Oil (MBbls) ......................... | 665 | 369 | 232 | 172 | 523 | 226 |
|     NGLs (MBbls) ..................... | 1,457 | 898 | 515 | 272 | 1,454 | 515 |
|     Natural gas (MMcf) ................. | 34,092 | 24,130 | 10,674 | 8,037 | 33,205 | 10,674 |
|     Total (MMcfe) ..................... | 46,819 | 31,731 | 15,155 | 10,697 | 45,066 | 15,119 |
|     Average net production (MMcfe/d) ..... | 128.3 | 86.7 | 168.4 | 118.9 | 123.5 | 168.0 |
| Average sales price: | | | | | | |
|     Oil (per Bbl) ....................... | $100.76 | $ 95.56 | $ 95.05 | $ 95.82 | $100.15 | $ 95.20 |
|     NGLs (per Bbl) ..................... | 36.99 | 40.78 | $ 41.00 | $ 39.13 | 36.93 | $ 41.00 |
|     Natural gas (per Mcf) ............... | 3.22 | 2.74 | $ 4.35 | $ 3.35 | 3.21 | $ 4.35 |
|     Average price per Mcfe ............. | $ 4.93 | $ 4.35 | $ 5.91 | $ 5.05 | $ 4.73 | $ 5.89 |
| Average unit costs per Mcfe: | | | | | | |
|     Lease operating expenses ............. | $ 0.53 | $ 0.77 | $ 0.38 | $ 0.47 | $ 0.52 | $ 0.41 |
|     Production and ad valorem taxes ....... | $ 0.20 | $ 0.24 | $ 0.20 | $ 0.32 | $ 0.19 | $ 0.20 |
|     General and administrative(2) ......... | $ 1.75 | $ 1.21 | $ 0.58 | $ 0.49 | $ 1.27 | $ 0.51 |
|     Depletion, depreciation and amortization .................. | $ 1.86 | $ 1.97 | $ 1.99 | $ 2.16 | $ 1.69 | $ 1.97 |

(1) Includes production and operating data for BlueStone, Golden Energy and Classic Pipeline, which will not be contributed to us in connection with the closing of this offering. The MRD Segment Pro Forma production and operating data has been adjusted to exclude the production and operating data for BlueStone and Classic Pipeline.

(2) Includes $0.92 and $0.30 per Mcfe of incentive unit compensation expense for the historical MRD Segment for the years ended December 31, 2013 and 2012 and $0.07 per Mcfe of incentive unit compensation expense for the three months ended March 31, 2014. The pro forma general and administrative expense for the year ended December 31, 2013 includes $0.50 per Mcfe of incentive unit compensation expense.

contracts related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the Dodd-Frank Act and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on us, our financial condition, and our results of operations.

### *Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays, and adversely affect our production.*

Hydraulic fracturing is an essential and common practice in the oil and gas industry used to stimulate production of natural gas and/or oil from dense subsurface rock formations. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. We routinely apply hydraulic fracturing techniques in our drilling and completion programs. While hydraulic fracturing has historically been regulated by state oil and natural gas commissions, the practice has become increasingly controversial in certain parts of the country, resulting in increased scrutiny and regulation. For example, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities under the Safe Drinking Water Act, or the SDWA, involving the use of diesel fuels and published permitting guidance in February 2014 addressing the use of diesel in fracturing operations. Although the EPA is not the permitting authority for the SDWA's Underground Injection Control Class II programs in Louisiana, Texas, Wyoming, New Mexico, or Colorado, where we or MEMP maintain operational acreage, the EPA is encouraging state programs to review and consider use of such draft guidance. Also, in October 2011, the EPA announced its plan to propose federal pre-treatment standards for wastewater generated during the hydraulic fracturing process. Hydraulic fracturing stimulation requires the use of a significant volume of water with some resulting "flowback," as well as "produced water." If adopted, the new pretreatment rules will require shale gas operations to pretreat wastewater before transferring it to treatment facilities. Proposed rules are expected sometime in 2014. Moreover, in May 2014, the EPA issued an Advanced Notice of Proposed Rulemaking seeking public comment on its intent to develop and issue regulations under the Toxic Substances Control Act regarding the disclosure of information related to the chemicals used in hydraulic fracturing. The public comment period is scheduled to end on August 18, 2014.

In August 2012, the EPA adopted rules that subject oil and natural gas production, processing, transmission, and storage operations to regulation under the New Source Performance Standards, or NSPS, and National Emission Standards for Hazardous Air Pollutants programs. In September 2013, the EPA issued an amendment extending compliance dates for certain storage vessels. The EPA's final rule includes NSPS standards for completions of hydraulically fractured wells and establishes specific new requirements for emissions from compressors, controllers, dehydrators, storage vessels, natural gas processing plants and certain other equipment. The rule is designed to limit emissions of volatile organic compounds, or VOCs, sulfur dioxide, and hazardous air pollutants from a variety of sources within natural gas processing plants, oil and natural gas production facilities, and natural gas transmission compressor stations. The EPA's rule requires the reduction of VOC emissions from oil and natural gas production facilities by mandating the use of "green completions" for hydraulic fracturing, which requires the operator to recover rather than vent the gas and natural gas liquids that come to the surface during completion of the fracturing process. Under the rule, green completions will be phased in, and are not mandatory until January 2015. This rule could require a number of modifications to our operations including the installation of new equipment. Compliance with such rules could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact our business.

In addition, in May 2013, the federal Bureau of Land Management published a supplemental notice of proposed rulemaking governing hydraulic fracturing on federal and Indian lands that replaces a prior draft of proposed rulemaking issued by the agency in May 2012. The revised proposed rule would continue to require public disclosure of chemicals used in hydraulic fracturing on federal and Indian lands, confirmation that wells used in fracturing operations meet appropriate construction standards, and development of appropriate plans for managing flowback water that returns to the surface.

There are also certain governmental reviews either underway or being proposed that focus on environmental aspects of hydraulic fracturing practices. The EPA has commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater. A draft report is expected to be released for public

***You will experience an immediate and substantial dilution in the net tangible book value of the common stock you purchase.***

After giving effect to this offering and the other adjustments described in "Dilution," we expect that our pro forma as adjusted net tangible book value as of March 31, 2014 would be $3.18 per share. Based on an assumed initial public offering price of $17.00 per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of approximately $13.82 per share in net tangible book value of the common stock you purchase in this offering. See "Dilution," including the discussion of the effects on dilution from a change in the price of this offering.

***We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.***

Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our Board may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock. See "Description of Capital Stock—Limitation of Liability and Indemnification Matters."

***The additional requirements of having a class of publicly traded equity securities may strain our resources and distract management.***

After the consummation of this offering, we will be subject to additional reporting requirements of the Securities and Exchange Act of 1934 (the "Exchange Act"), the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Act. The Dodd-Frank Act effects comprehensive changes to public company governance and disclosures in the United States and will subject us to additional federal regulation. We cannot predict with any certainty the requirements of the regulations ultimately adopted or how the Dodd-Frank Act and such regulations will impact the cost of compliance for a company with publicly traded common stock. We are currently evaluating and monitoring developments with respect to the Dodd-Frank Act and other new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a company with publicly traded common stock and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on our audit committee, and qualified executive officers.

The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. These requirements may place a strain on our systems and resources. Under Section 404 of the Sarbanes-Oxley Act, we will be required to include a report of management on our internal control over financial reporting in our Annual Reports on Form 10-K beginning with the Form 10-K for the year ending December 31, 2014. In order to maintain and improve the effectiveness of our disclosure controls and

# CAPITALIZATION

The following table shows our predecessor's cash and cash equivalents and our predecessor's capitalization as of March 31, 2014:

- on an actual basis; and

- on a pro forma basis as adjusted to give effect to (i) the restructuring transactions described under "Restructuring Transactions," including borrowing $611.8 million under our new revolving credit facility to repay outstanding borrowings under WildHorse Resources' credit agreements and (ii) the issuance and sale of 24,500,000 shares of common stock in this offering by us at an assumed initial offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and our application of the net proceeds as described under "Use of Proceeds."

You should read this table together with "Restructuring Transactions," "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the pro forma and historical consolidated financial statements included elsewhere in this prospectus. For a description of the pro forma adjustments, please read our Unaudited Pro Forma Combined Financial Statements.

| | At March 31, 2014 | |
| --- | --- | --- |
| | Actual | Pro Forma As Adjusted |
| Cash and cash equivalents(1) | $ 39,519 | 36,444 |
| Restricted cash(2) | 50,003 | — |
| **Long-term debt:** | | |
| MRD Segment: | | |
| WildHorse Resources revolving credit facility | 271,100 | — |
| WildHorse Resources second lien term loan | 325,000 | — |
| MRD senior secured revolving credit facility | — | 611,751 |
| 10.00%/10.75% Senior PIK Toggle Notes due 2018 | 343,396 | — |
| MEMP Segment: | | |
| MEMP revolving credit facility | 299,000 | 299,000 |
| 7.625% senior notes due 2021 | 689,435 | 689,435 |
| Total long-term debt | 1,927,931 | 1,600,186 |
| **Members' equity:** | | |
| MRD LLC members' equity | 222,889 | — |
| **Stockholders' equity:** | | |
| Common stock, $0.01 par value, 1,000 shares authorized, 100 shares issued and outstanding (historical); 600,000,000 shares authorized, 192,500,000 shares issued and outstanding | — | 1,925 |
| Additional paid-in capital | — | 1,071,582 |
| Accumulated deficit | — | (761,073) |
| Total Memorial Resource Development Corp. stockholders' equity | — | 312,434 |
| Noncontrolling interest | 519,424 | 557,310 |
| Total capitalization | 2,670,244 | 2,469,930 |

(1) Includes $1.7 million of cash and cash equivalents related to MEMP and its subsidiaries.

(2) Represents the $50 million of restricted cash held in the debt service reserve account related to, including as security for payment of interest and certain other payments on, the PIK notes of which $32.8 million (net of approximately $17.2 million to be used to pay accrued interest on the PIK notes on June 15, 2014 if this offering does not close by such date) is to be retained by MRD LLC in the restructuring transactions and released to MRD Holdco upon redemption of the PIK notes (which we expect will be 30 days after the closing of this offering). We will reimburse MRD LLC for the approximately $17.2 million interest payment, or, if this offering closes before June 15, 2014, we will make such interest payment with borrowings under our new revolving credit facility.

"drop-down" transactions with MEMP totaling approximately $376 million. In addition, we may have the opportunity to work jointly with MEMP to pursue certain acquisitions of oil and natural gas properties that may not otherwise be attractive acquisition candidates for either of us individually. While we believe that MEMP would be a preferred acquirer of our mature, non-core assets, we are under no obligation to offer to sell, and it is under no obligation to offer to buy, any of our properties.

*Financial strength and flexibility.* During 2013, we generated $159 million of pro forma MRD Segment Adjusted EBITDA and made pro forma total capital expenditures of $203 million. During the three months ended March 31, 2014, we generated pro forma MRD Segment Adjusted EBITDA of $67 million and pro forma net income of $15.9 million, and made pro forma capital expenditures of $83 million. We intend to continue to fund our organic growth predominantly with internally generated cash flows while maintaining ample liquidity for opportunistic acquisitions. We will continue to maintain a disciplined approach to spending whereby we allocate capital in order to optimize returns and create shareholder value. We seek to protect these future cash flows and liquidity levels by maintaining a three-to-five year rolling hedge program. Pro forma as of March 31, 2014 for this offering and the restructuring transactions (including the redemption of the PIK notes for approximately $363 million 30 days after the closing of this offering), we expect our total liquidity, consisting of cash on hand and available borrowing capacity under our new revolving credit facility, to be in excess of $146 million.

## Acquisition History

We built out our leasehold positions in North Louisiana, East Texas and the Rocky Mountains primarily through the following acquisition activities:

- In November 2007, we acquired interests in the Joaquin Field, which is the core of our East Texas acreage;

- In December 2007, we acquired interests in the Tepee Field in the Piceance Basin in Colorado;

- In April and May 2010, we acquired interests in the Terryville Complex and other North Louisiana fields, which are the core of our North Louisiana acreage;

- In November 2010, we acquired interests in the Spider and E. Logansport Fields in North Louisiana;

- In May 2012, we acquired interests in the Terryville Complex and Double A Field in North Louisiana and East Texas;

- In April 2013, we acquired interests in the West Simsboro and Simsboro Fields of the Terryville Complex in North Louisiana;

- In November 2013, we acquired the remaining equity interests in Classic Hydrocarbons Holdings, L.P., Classic Hydrocarbons GP Co., L.L.C. and Black Diamond Minerals, LLC, which hold oil and natural gas properties in East Texas, North Louisiana and the Rocky Mountains; and

- In February 2014, we repurchased net profits interests in the Terryville Complex from an affiliate of NGP for $63.4 million after customary adjustments. These net profits interests were originally sold to the NGP affiliate upon the completion of certain acquisitions in 2010 by WildHorse Resources.

## 2013 and 2014 Capital Budget

During 2013, we invested approximately $190 million of capital to drill 31 gross (21.3 net) wells. A substantial portion of our development program is focused on horizontal drilling of liquids rich wells in the Terryville Complex, where we spent approximately $163 million in capital expenditures to drill 15 gross (12.1 net) horizontal wells during 2013.

In 2014, we have budgeted a total of $312 million to drill and complete 46 gross (39 net) operated wells, which includes $83 million of capital expenditures we made during the three months ended March 31, 2014 (including $61 million of capital expenditures we made in the Terryville Complex). We expect to fund our 2014 development primarily from cash flows from operations. The majority of our drilling locations and our 2014 development program are focused on the Terryville Complex, where we plan to invest $264 million on

*Undeveloped Acreage Expirations*

The following table sets forth the gross and net undeveloped acreage in our core operating areas as of December 31, 2013 that will expire over the next three years unless production is established within the spacing units covering the acreage or the lease is renewed or extended under continuous drilling provisions prior to the primary term expiration dates. There are no reserves attributable to our expiring acreage.

| Area | 2014 | | 2015 | | 2016 | |
|---|---|---|---|---|---|---|
| | Gross | Net | Gross | Net | Gross | Net |
| Terryville Complex .............................. | 2,407 | 2,180 | 2,487 | 2,390 | 3,633 | 3,420 |
| East Texas ...................................... | 5,212 | 2,606 | 2,027 | 748 | — | — |
| Rockies ........................................ | 3,206 | 2,199 | 15,564 | 8,878 | 27,582 | 17,455 |
| Total ...................................... | 10,825 | 6,985 | 20,078 | 12,015 | 31,215 | 20,875 |

*Drilling Activity*

The following table summarizes our drilling activity for the years ended December 31, 2013, 2012 and 2011. Gross wells reflect the sum of all wells in which we own an interest. Net wells reflect the sum of our working interests in gross wells. At December 31, 2013, 10 gross (9.2 net) wells were in various stages of completion.

| | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2013 | | 2012 | | 2011 | |
| | Gross | Net | Gross | Net | Gross | Net |
| Development wells: | | | | | | |
| Productive ......................................... | 22.0 | 13.3 | 11.0 | 10.2 | 4.0 | 3.9 |
| Dry ............................................... | — | — | — | — | — | — |
| Total development wells .......................... | 22.0 | 13.3 | 11.0 | 10.2 | 4.0 | 3.9 |
| Exploratory wells: | | | | | | |
| Productive ......................................... | 9.0 | 8.0 | 7.0 | 5.6 | 27.0 | 9.4 |
| Dry ............................................... | — | — | — | — | 3.0 | 1.5 |
| Total exploratory wells ............................ | 9.0 | 8.0 | 7.0 | 5.6 | 30.0 | 10.9 |
| Total wells drilled ..................................... | 31.0 | 21.3 | 18.0 | 15.8 | 34.0 | 14.8 |

*Drilling Locations*

1,171 of our 1,582 gross horizontal locations are attributable to acreage that is currently held by production and approximately 9% are attributable to proved undeveloped reserves as of December 31, 2013. In making these assessments, we include properties in which we hold operated and non-operated interests, as well as redevelopment opportunities. Once we have identified acreage that is prospective for the targeted formations, well placement is determined primarily by the regulatory spacing rules prescribed by the governing body in each of our operating areas.

Our 1,582 gross horizontal drilling locations include 145 locations in the proved category, 209 in the probable category, and 485 in the possible category as evaluated or audited by NSAI, our third party engineers. The additional 743 gross horizontal drilling locations are locations that have been identified by our management team. We identified those additional locations using the same methodology as those locations to which probable and possible reserves are attributed – by using existing geologic and engineering data from vertical production and seismic data. Of those 743 gross horizontal drilling locations, 321 lie within the geographic areas to which probable and possible reserves are attributed and are based on assumed well spacing of 137 acres versus our audited well spacing assumption of 280 acres. We believe that our 137-acre spacing assumptions are supported by existing production results. We are currently drilling multiple 137-acre spaced horizontal wells (and we have drilled horizontal wells using that spacing that are currently producing) in the same geographic area where we have identified all of our management locations. With respect to the 321 management locations within the areas to which proved, probable or possible reserves are attributed, we have received all necessary state and local approvals to drill at 18 of those locations. We have not encountered any, and are aware of no, regulatory constraints or field rules preventing us from obtaining new permits on all of our acreage using our assumed spacing, and we believe that the remaining 303 locations will also receive all necessary approvals upon application.

The remaining 422 identified gross horizontal drilling locations, all of which are also based upon 137- acre spacing, are within geographic areas to which proved, probable or possible reserves are not attributed, but nonetheless are locations that we have specifically identified based on our evaluation of applicable geologic and engineering data accrued over our multi-year historical drilling activities in the surrounding area. Of those 422 locations, we have received all necessary state and local approvals to drill at three of those locations. We have not encountered any, and are aware of no, regulatory constraints or field rules preventing us from obtaining new permits on all of our acreage using our assumed spacing; accordingly, we believe that the remaining 419 locations will also receive all necessary approvals upon application. We believe that area seismic data, as well as information gathered from the results of our existing 275 vertical and 27 horizontal wells throughout the field, support the existence of at least ten stacked pay zones across the Terryville Complex.

In evaluating and determining those locations, we also considered the availability of local infrastructure, drilling support assets and easement restrictions and state and local regulations. The locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results and other factors, and may differ from the locations currently identified. For a discussion of the risks associated with our drilling program, see "Risk Factors—Risks Related to Our Business—Our identified drilling locations, which are scheduled out over many years, are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling."

### MEMP

The following table summarizes information about MEMP's proved oil and natural gas reserves by geographic region as of December 31, 2013 and its average net production for the three months ended December 31, 2013:

| | **Estimated Total Proved Reserves** | | | | | **Average Net Daily Production (MMcfe/d)** | **R/P Ratio(2) (years)** |
|---|---|---|---|---|---|---|---|
| | **Total (Bcfe)** | **% Gas** | **% Oil & NGLs** | **% Developed** | **Standardized Measure (in millions)(1)** | | |
| East Texas/North Louisiana | 598 | 69% | 31% | 54% | $ 688 | 110.2 | 15 |
| Permian Basin | 108 | 8% | 92% | 45% | 362 | 13.3 | 22 |
| California | 86 | 0% | 100% | 70% | 344 | 9.3 | 25 |
| Rockies | 61 | 83% | 17% | 84% | 78 | 11.5 | 15 |
| South Texas | 162 | 85% | 15% | 82% | 137 | 23.4 | 19 |
| Total | 1,015 | 60% | 40% | 61% | $1,609 | 167.7 | 17 |

(1) Standardized measure is calculated in accordance with Accounting Standards Codification, or ASC, Topic 932, *Extractive Activities—Oil and Gas*. Because MEMP is a limited partnership, it is generally not subject to federal or state income taxes and thus makes no provision for federal or state income taxes in the calculation of its standardized measure. Standardized measure does not give effect to commodity derivative contracts.

(2) The reserve-to-production ratio is calculated by dividing our estimated proved reserves as of December 31, 2013 by average net daily production for the three months ended December 31, 2013 on an annualized basis.

We believe that we and MEMP are in substantial compliance with the requirements of CERCLA, RCRA, OPA and related state and local laws and regulations, and that we hold all necessary and up-to-date permits, registrations and other authorizations required under such laws and regulations. Although we believe that the current costs of managing our wastes as they are presently classified are reflected in our budget, any legislative or regulatory reclassification of oil and natural gas exploration and production wastes could increase our costs to manage and dispose of such wastes.

### *Water and Other Waste Discharges and Spills*

The Federal Water Pollution Control Act, as amended, also known as the Clean Water Act, the Safe Drinking Water Act ("SDWA"), the OPA and comparable state laws impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other natural gas wastes, into federal and state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. The discharge of dredge and fill material in regulated waters, including wetlands, is also prohibited, unless authorized by a permit issued by the U.S. Army Corps of Engineers. The EPA has also adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain individual permits or coverage under general permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans, as well as for monitoring and sampling the storm water runoff from certain of our facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The underground injection of fluids is subject to permitting and other requirements under state laws and regulation. Obtaining permits has the potential to delay the development of oil and natural gas projects. These same regulatory programs also limit the total volume of water that can be discharged, hence limiting the rate of development, and require us to incur compliance costs. These laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages. Pursuant to these laws and regulations, we may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and the underground injection of fluids and are required to develop and implement spill prevention, control and countermeasure plans, also referred to as "SPCC plans," in connection with on-site storage of significant quantities of oil. We and MEMP maintain all required discharge permits necessary to conduct our operations, and we believe we and MEMP are in substantial compliance with their terms.

### *Hydraulic Fracturing*

We and MEMP use hydraulic fracturing extensively in our operations. Hydraulic fracturing is an essential and common practice in the oil and gas industry used to stimulate production of natural gas and/or oil from low permeability subsurface rock formations. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. While hydraulic fracturing has historically been regulated by state oil and natural gas commissions, the practice has become increasingly controversial in certain parts of the country, resulting in increased scrutiny and regulation. For example, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities under the SDWA involving the use of diesel fuels and published permitting guidance in February 2014 addressing the use of diesel in fracturing operations. Also, in May 2014, the EPA issued an Advanced Notice of Proposed Rulemaking seeking public comment on its intent to develop and issue regulations under the Toxic Substances Control Act regarding the disclosure of information related to the chemicals used in hydraulic fracturing. The public comment period is scheduled to end on August 18, 2014. In addition, Congress has from time to time considered legislation to amend the SDWA, including legislation that would repeal the exemption for hydraulic fracturing from the definition of "underground injection" and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process. Also, in the near future we may be subject to regulations that restrict our ability to discharge water produced as part of our production operations, and the ability to use injection wells as a disposal option not only will depend on federal or state regulations but also on whether available injection wells

124

## MEMORIAL RESOURCE DEVELOPMENT CORP.
## UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
## MARCH 31, 2014

| | MRD LLC Historical | Exclude BlueStone Holdings & Classic Pipeline | Offering & Restructuring Related Adjustments | MRDC Pro Forma Combined |
|---|---|---|---|---|
| **LIABILITIES AND EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ 19,491 | (765) | $ — | $ 18,726 |
| Accounts payable—affiliates | 3,727 | (124) | | 3,603 |
| Revenues payable | 69,209 | (78) | — | 69,131 |
| Accrued liabilities | 119,426 | (1,370) | (11,801)(g) | 106,255 |
| Short-term derivative instruments | 27,378 | — | — | 27,378 |
| Total current liabilities | 239,231 | (2,337) | (11,801) | 225,093 |
| Long-term debt—MRD Segment | 939,496 | — | 611,751 (f) | 611,751 |
| | | | (939,496)(g) | |
| Long-term debt—MEMP Segment | 988,435 | — | — | 988,435 |
| Asset retirement obligations | 113,105 | — | — | 113,105 |
| Long-term derivative instruments | 11,262 | — | — | 11,262 |
| Other long-term liabilities | 5,249 | — | 115,983 (d) | 121,232 |
| Total liabilities | 2,296,778 | (2,337) | (223,563) | 2,070,878 |
| Equity: | | | | |
| Common stock | — | — | 1,271 (b) | 1,925 |
| | | | 409 (c) | |
| | | | 245 (e) | |
| Additional paid in capital | — | — | 102,355 (b) | 1,071,582 |
| | | | 694,755 (c) | |
| | | | (115,983)(d) | |
| | | | 390,455 (e) | |
| Accumulated deficit | — | — | (724,656)(c) | (761,073) |
| | | | (16,854)(g) | |
| | | | (19,563)(h) | |
| Members' equity | 222,889 | (24,887) | (103,626)(b) | — |
| | | | (50,003)(a) | |
| | | | (44,373)(a) | |
| Noncontrolling interest | 519,424 | (5,979) | 44,373 (a) | 557,310 |
| | | | (508)(c) | |
| Total equity | 742,313 | (30,866) | 158,297 | 869,744 |
| Total liabilities and equity | $3,039,091 | $(33,203) | $ (65,266) | $2,940,622 |

The accompanying notes are an integral part of this unaudited pro forma financial information.

# MEMORIAL RESOURCE DEVELOPMENT CORP.
## UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2013

| | MRD LLC Historical | Exclude BlueStone Holdings & Classic Pipeline | Offering & Restructuring Related Adjustments | MRDC Pro Forma Combined |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Oil & natural gas sales | $571,948 | $(18,148) | $ — | $553,800 |
| Other revenues | 3,075 | (807) | — | 2,268 |
| Total revenues | 575,023 | (18,955) | — | 556,068 |
| **Costs and expenses:** | | | | |
| Lease operating | 113,640 | (1,652) | — | 111,988 |
| Pipeline operating | 1,835 | — | — | 1,835 |
| Exploration | 2,356 | — | — | 2,356 |
| Production and ad valorem taxes | 27,146 | (877) | — | 26,269 |
| Depreciation, depletion, and amortization | 184,717 | (10,519) | — | 174,198 |
| Impairment of proved oil and natural gas properties | 6,600 | (2,399) | — | 4,201 |
| General and administrative | 125,358 | (24,260) | — | 101,098 |
| Accretion of asset retirement obligations | 5,581 | (58) | — | 5,523 |
| (Gain) loss on commodity derivative instruments | (29,294) | (17) | — | (29,311) |
| (Gain) loss on sale of properties | (85,621) | 89,548 | — | 3,927 |
| Other, net | 649 | — | — | 649 |
| Total costs and expenses | 352,967 | 49,766 | — | 402,733 |
| Operating income | 222,056 | (68,721) | — | 153,335 |
| **Other income (expense):** | | | | |
| Interest expense, net | (69,250) | 53 | (17,853)(i) | (64,825) |
| | | | 1,411 (j) | |
| | | | 20,814 (k) | |
| Other, net | 145 | (2) | — | 143 |
| Total other income (expense) | (69,105) | 51 | 4,372 | (64,682) |
| Income (loss) before income taxes | 152,951 | (68,670) | 4,372 | 88,653 |
| Income tax benefit (expense) | (1,619) | 1,147 | (31,443)(l) | (31,915) |
| Net income (loss) | $151,332 | $(67,523) | $(27,071) | $ 56,738 |

| | |
|---|---|
| **Net income (loss) per common share(n)** | |
| Basic and diluted | $ 0.29 |
| **Weighted average common shares outstanding(n)** | |
| Basic | 192,500 |
| Diluted | 193,676 |

The accompanying notes are an integral part of this unaudited pro forma financial information.

**MEMORIAL RESOURCE DEVELOPMENT CORP.**
**UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS**
**FOR THE THREE MONTHS ENDED MARCH 31, 2014**

| | MRD LLC Historical | Exclude BlueStone Holdings & Classic Pipeline | Offering & Restructuring Related Adjustments | MRDC Pro Forma Combined |
|---|---|---|---|---|
| Revenues: | | | | |
| Oil & natural gas sales | $189,917 | $ (558) | $ — | $189,359 |
| Other revenues | 911 | (99) | — | 812 |
| Total revenues | 190,828 | (657) | — | 190,171 |
| Costs and expenses: | | | | |
| Lease operating | 33,682 | 410 | — | 34,092 |
| Pipeline operating | 489 | — | — | 489 |
| Exploration | 146 | — | — | 146 |
| Production and ad valorem taxes | 8,584 | (26) | — | 8,558 |
| Depreciation, depletion, and amortization | 57,679 | (310) | — | 57,369 |
| General and administrative | 18,762 | (1,039) | — | 17,723 |
| Accretion of asset retirement obligations | 1,521 | — | — | 1,521 |
| (Gain) loss on commodity derivative instruments | 59,482 | — | — | 59,482 |
| (Gain) loss on sale of properties | (110) | 110 | — | — |
| Other | (12) | — | — | (12) |
| Total costs and expenses | 180,223 | (855) | — | 179,368 |
| Operating income | 10,605 | 198 | — | 10,803 |
| Other income (expense): | | | | |
| Interest expense, net | (34,052) | — | (4,463)(i) 9,559(j) 8,219(k) | (20,737) |
| Other, net | 31 | — | — | 31 |
| Total other income (expense) | (34,021) | — | 13,315 | (20,706) |
| Income (loss) before income taxes | (23,416) | 198 | 13,315 | (9,903) |
| Income tax benefit (expense) | (100) | — | 3,665(l) | 3,565 |
| Net income (loss) | $ (23,516) | $ 198 | $16,980 | $ (6,338) |
| Net income (loss) per common share(n) | | | | |
| Basic and diluted | | | | $ (0.03) |
| Weighted average common shares outstanding(n) | | | | |
| Basic | | | | 192,500 |
| Diluted | | | | 193,676 |

The accompanying notes are an integral part of this unaudited pro forma financial information.

| | MRD Segment Historical | Exclude BlueStone Holdings & Classic Pipeline | Offering & Restructuring Related Adjustments | MRD Segment Pro Forma Combined |
|---|---|---|---|---|
| **LIABILITIES AND EQUITY** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ 13,099 | (765) | $ — | $ 12,334 |
| Accounts payable—affiliates | 7,695 | (124) | — | 7,571 |
| Revenues payable | 50,096 | (78) | — | 50,018 |
| Accrued liabilities | 54,638 | (1,370) | (11,801)(g) | 41,467 |
| Short-term derivative instruments | 7,546 | — | — | 7,546 |
| Total current liabilities | 133,074 | (2,337) | (11,801) | 118,936 |
| Long-term debt— MRD Segment | 939,496 | — | 611,751(f) | 611,751 |
| | | | (939,496)(g) | |
| Asset retirement obligations | 11,630 | — | — | 11,630 |
| Long-term derivative instruments | 616 | — | — | 616 |
| Other long-term liabilities | 1,435 | — | 115,983(d) | 117,418 |
| Total liabilities | 1,086,251 | (2,337) | (223,563) | 860,351 |
| Equity: | | | | |
| Common stock | — | — | 1,271(b) | 1,925 |
| | | | 409(c) | |
| | | | 245(e) | |
| Additional paid in capital | — | — | 98,014(b) | 1,067,241 |
| | | | 694,755(c) | |
| | | | (115,983)(d) | |
| | | | 390,455(e) | |
| Accumulated deficit | — | — | (724,656)(c) | (761,073) |
| | | | (16,854)(g) | |
| | | | (19,563)(h) | |
| Members' equity | 218,548 | (24,887) | (99,285)(b) | — |
| | | | (50,003)(a) | |
| | | | (44,373)(a) | |
| Noncontrolling interest | 6,487 | (5,979) | (508)(c) | — |
| Total equity | 225,035 | (30,866) | 113,924 | 308,093 |
| Total liabilities and lequit | $1,311,286 | $(33,203) | $(109,639) | $1,168,444 |

**Note 3. Pro Forma Adjustments and Assumptions**

*Unaudited Pro Forma Condensed Combined Balance Sheet*

The following adjustments were made in the preparation of the unaudited pro forma condensed combined balance sheet:

(a) Pro forma adjustments to reflect the $50 million in cash to be released from its debt service reserve account in connection with the redemption of the PIK notes and the related distribution of this $50 million of cash to MRD Holdco as well as the exclusion of the MEMP subordinated units.

(b) Pro forma adjustment to reflect the issuance of approximately 127.1 million shares of our common stock to MRD LLC in exchange for: (1) 100% of the ownership interests in Classic, Classic GP, Black Diamond, Beta Operating, MRD Operating and MEMP GP; (2) 99.9% of the membership interests in WildHorse Resources; and (3) 50% of the incentive distribution rights of MEMP.

(c) Pro forma adjustment to reflect the contribution from certain former management members of WildHorse Resources to us of the remaining 0.1% membership interest in WildHorse Resources and the forfeiture of their incentive units in exchange for approximately 40.9 million shares of our common stock and cash consideration of $30.0 million. The cash consideration will be paid from the net proceeds from the Offering and borrowings under a new revolving credit facility as discussed in (e) and (f) below. Approximately $0.5 million of the total consideration related to acquiring the 0.1% membership interest will be accounted for as the acquisition of noncontrolling interests and the remaining $724.7 million related to the incentive units will be recorded as compensation expense within general and administrative expenses. The compensation expense related to the shares of our common stock, which is approximately $695.2 million, will be offset by a deemed capital contribution from MRD Holdco. A corresponding charge to earnings has not been reflected in the unaudited pro forma combined statements of operations as the charge is considered non-recurring.

(d) Pro forma adjustment to reflect the estimated change in long-term deferred tax liabilities for temporary differences between the historical cost basis and tax basis of the assets and liabilities being contributed to MRDC. MRDC will be subject to subchapter C of the Internal Revenue Code of 1986, as amended, and as a result, will become taxable as a corporation and subject to U.S. federal and state income taxes at the entity level. The deferred tax liabilities associated with the corporate reorganization will be recorded in equity as it represents a transaction among shareholders.

(e) Pro forma adjustments to reflect the estimated gross proceeds of $416.5 million to the Company from the issuance and sale of 24.5 million shares of common stock at an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover of this registration statement), net of estimated underwriting discounts and commissions of $22.4 million and additional estimated expenses related to the Offering of approximately $3.4 million.

(f) Pro forma adjustment to reflect the cash proceeds from borrowings by MRDC of $611.8 million under a new credit facility, including financing costs of $4.3 million.

(g) Pro forma adjustments to record the use of $968.2 million of net proceeds from this Offering and borrowings under our new revolving credit facility to: (1) pay $350.0 million to redeem the PIK notes outstanding in their entirety and pay a $7.0 million premium in connection with such redemption; (2) repay $271.1 million of indebtedness under WildHorse Resources' revolving credit facility; (3) repay $325.0 million of indebtedness under WildHorse Resources' second lien facility and pay a $3.3 million premium in connection with the repayment and (4) pay accrued interest of $11.8 million, which includes $10.1 million associated with the PIK notes and $1.7 million associated with WildHorse Resources' revolving and second lien credit facilities. The $16.9 million adjustment to accumulated deficit includes $7.0 million of premiums associated with the PIK notes, $3.3 million of premiums associated with WildHorse Resources' second lien facility, and $6.6 million of write-offs of unamortized discounts associated with the PIK notes.

(h) Pro forma adjustment to reflect a $8.6 million write-off of unamortized deferred financing costs associated with the PIK notes upon redemption and a $10.9 million of write-off of unamortized deferred financing costs associated with WildHorse Resources' revolving and second lien credit facilities; however, a corresponding charge to earnings has not been reflected in the unaudited pro forma combined statements of operations as the charge is considered non-recurring.

*Unaudited Pro Forma Condensed Combined Statements of Operations*

The following adjustments were made in the preparation of the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2013 and the three months ended March 31, 2014:

(i) Pro forma adjustment to reflect the incurrence of interest expense on $611.8 million of borrowings by MRDC under a new credit facility at LIBOR plus 2.50% and expenses on the unused borrowing base of 0.50%. Pro forma adjustment also reflects amortization of deferred financing costs of approximately $0.9 million and $0.2 million for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively. A one-eighth percentage point change in the interest rate would change pro forma interest by $0.8 million and $0.2 million for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively.

(j) Pro forma adjustment to reflect a reduction in interest expense on the PIK notes as a result of applying $357.0 million of net proceeds from this Offering to redeem the PIK notes in their entirety.

(k) Pro forma adjustment to reflect a reduction in interest expense under WildHorse Resources' revolving and second lien credit facilities associated with repayment of such debt with net proceeds from the Offering and borrowing by MRDC under a new credit facility. The second lien facility was entered into in June 2013.

(l) Pro forma adjustment to reflect the estimated incremental income tax provision associated with the historical results of operations and pro forma adjustments assuming the earnings had been subject to federal income tax as a subchapter C corporation using an effective tax rate of approximately 36.0%. This rate is inclusive of federal and state income taxes.

(m) Pro forma adjustment to reflect the exclusion of MEMP subordinated units.

(n) Basic earnings per share includes 192,500,000 shares of common stock outstanding at the completion of this offering and diluted earnings per share also includes 1,176,471 restricted shares issued to our independent directors and certain employees in connection with the completion of this offering.

**Note 4. Pro Forma Proved Reserves and Standardized Measure of Discounted Future Net Cash Flows**

Users of this information should be aware that the process of estimating quantities of "proved" and "proved developed" oil and natural gas reserves is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may also change substantially over time as a result of numerous factors including, but not limited to, additional activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure reserve estimates reported represent the most accurate assessments possible, the subjective decisions and variances in available data for various reservoirs make these estimates generally less precise than other estimates included in the financial statement disclosures.

Proved reserves are those quantities of oil and natural gas that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible—from a given date forward, from

**MEMORIAL RESOURCE DEVELOPMENT LLC (PREDECESSOR)**
**UNAUDITED CONDENSED STATEMENTS OF CONSOLIDATED AND COMBINED OPERATIONS**
**(In thousands)**

| | For Three Months Ended March 31, 2014 | For Three Months Ended March 31, 2013 |
|---|---|---|
| Revenues: | | |
| Oil & natural gas sales | $189,917 | $121,626 |
| Other revenues | 911 | 555 |
| Total revenues | 190,828 | 122,181 |
| Costs and expenses: | | |
| Lease operating | 33,682 | 26,364 |
| Pipeline operating | 489 | 470 |
| Exploration | 146 | 856 |
| Production and ad valorem taxes | 8,584 | 7,286 |
| Depreciation, depletion, and amortization | 57,679 | 43,206 |
| General and administrative | 18,762 | 12,586 |
| Accretion of asset retirement obligations | 1,521 | 1,330 |
| (Gain) loss on commodity derivative instruments | 59,482 | 22,545 |
| (Gain) loss on sale of properties | (110) | (1,983) |
| Other, net | (12) | — |
| Total costs and expenses | 180,223 | 112,660 |
| Operating income | 10,605 | 9,521 |
| Other income (expense): | | |
| Interest expense, net | (34,052) | (9,370) |
| Other, net | 31 | 29 |
| Total other income (expense) | (34,021) | (9,341) |
| Income (loss) before income taxes | (23,416) | 180 |
| Income tax benefit (expense) | (100) | — |
| Net income (loss) | (23,516) | 180 |
| Net income (loss) attributable to noncontrolling interest | (31,888) | (4,069) |
| Net income (loss) attributable to Memorial Resource Development LLC | $ 8,372 | $ 4,249 |
| Net income (loss) attributable to members | $ 6,947 | $ 2,597 |
| Net income (loss) attributable to previous owners (Note 1) | 1,425 | 1,652 |
| Net income (loss) attributable to Memorial Resource Development LLC | $ 8,372 | $ 4,249 |
| Income (loss) before income taxes | $ (23,416) | $ 180 |
| Pro forma (provision) benefit for income taxes (Note 2) | 8,096 | (63) |
| Pro forma net income (loss) | $ (15,320) | $ 117 |
| Pro forma basic and diluted earnings per share (Note 2) | $ 0.02 | $ 0.01 |
| Pro forma basic weighted average shares outstanding | 192,500 | 192,500 |
| Pro forma diluted weighted average shares outstanding | 193,676 | 193,676 |

See Accompanying Notes to Unaudited Condensed Consolidated and Combined Financial Statements.

The following sets forth the calculation of pro forma EPS for the periods indicated (in thousands, except per share amounts):

| | For Three Months Ended March 31, | |
| --- | --- | --- |
| | 2014 | 2013 |
| **Numerator:** | | |
| Pro forma net income (loss) | $ (15,320) | $ 117 |
| Noncontrolling interest in pro forma net (income) loss, net of tax | 20,861 | 2,642 |
| Previous owner interest in pro forma net (income) loss, net of tax | (932) | (1,074) |
| Pro forma net income (loss) available to common shareholders | $ 4,609 | $ 1,685 |
| **Denominator:** | | |
| Common shares outstanding immediately following the Offering(1) | 193,676 | 193,676 |
| Basic and diluted EPS | $ 0.02 | $ 0.01 |

(1) Includes dilutive effect of 1,176 restricted common shares.

The following sets forth the calculation of our supplemental pro forma EPS, for the periods indicated (in thousands, except per share amounts):

| | For Three Months Ended March 31, | |
| --- | --- | --- |
| | 2014 | 2013 |
| **Numerator:** | | |
| Pro forma net income (loss) | $ (15,320) | $ 117 |
| Noncontrolling interest in pro forma net (income) loss, net of tax | 20,861 | 2,642 |
| Pro forma net income (loss) available to common shareholders | $ 5,541 | $ 2,759 |
| **Denominator:** | | |
| Common shares outstanding immediately following the Offering(1) | 193,676 | 193,676 |
| Basic and diluted EPS | $ 0.03 | $ 0.01 |

(1) Includes dilutive effect of 1,176 restricted common shares.

Our supplemental basic and diluted EPU includes all the earnings generated by the previous owners for all periods presented due to common control considerations.

*Current Liabilities—Accrued Liabilities*

Current accrued liabilities consisted of the following at the dates indicated (in thousands):

| | March 31, 2014 | December 31, 2013 |
| --- | --- | --- |
| Accrued capital expenditures | $ 59,247 | $48,579 |
| Accrued lease operating expense | 8,814 | 13,240 |
| Accrued general and administrative expenses | 8,808 | 14,485 |
| Accrued ad valorem and production taxes | 4,431 | 3,541 |
| Accrued interest payable | 34,056 | 11,934 |
| Accrued environmental | 1,577 | 577 |
| Other miscellaneous, including operator advances | 2,493 | 5,774 |
| | $119,426 | $98,130 |

# MEMORIAL RESOURCE DEVELOPMENT LLC (PREDECESSOR)
## STATEMENTS OF CONSOLIDATED AND COMBINED OPERATIONS
### (In thousands)

| | For Year Ended December 31, | |
|---|---|---|
| | 2013 | 2012 |
| Revenues: | | |
| Oil & natural gas sales | $571,948 | $393,631 |
| Other revenues | 3,075 | 3,237 |
| Total revenues | 575,023 | 396,868 |
| Costs and expenses: | | |
| Lease operating | 113,640 | 103,754 |
| Pipeline operating | 1,835 | 2,114 |
| Exploration | 2,356 | 9,800 |
| Production and ad valorem taxes | 27,146 | 23,624 |
| Depreciation, depletion, and amortization | 184,717 | 138,672 |
| Impairment of proved oil and natural gas properties | 6,600 | 28,871 |
| General and administrative | 125,358 | 69,187 |
| Accretion of asset retirement obligations | 5,581 | 5,009 |
| (Gain) loss on commodity derivative instruments | (29,294) | (34,905) |
| (Gain) loss on sale of properties | (85,621) | (9,761) |
| Other, net | 649 | 502 |
| Total costs and expenses | 352,967 | 336,867 |
| Operating income | 222,056 | 60,001 |
| Other income (expense): | | |
| Interest expense, net | (69,250) | (33,238) |
| Amortization of investment premium | — | (194) |
| Other, net | 145 | 535 |
| Total other income (expense) | (69,105) | (32,897) |
| Income before income taxes | 152,951 | 27,104 |
| Income tax benefit (expense) | (1,619) | (107) |
| Net income | 151,332 | 26,997 |
| Net income (loss) attributable to noncontrolling interest | 49,830 | (2,701) |
| Net income (loss) attributable to Memorial Resource Development LLC | $101,502 | $ 29,698 |
| Net income (loss) attributable to members | $ 90,712 | $ (7,620) |
| Net income (loss) attributable to previous owners (Note 1) | 10,790 | 37,318 |
| Net income (loss) attributable to Memorial Resource Development LLC | $101,502 | $ 29,698 |
| Income before income taxes | 152,951 | 27,104 |
| Pro forma provision for income taxes (Note 2) | (55,154) | (9,592) |
| Pro forma net income | $ 97,797 | $ 17,512 |
| Pro forma basic earnings per share (Note 2) | $ 0.31 | $ (0.03) |
| Pro forma diluted earnings per share (Note 2) | $ 0.30 | $ (0.03) |
| Pro forma basic weighted average shares outstanding | 192,500 | 192,500 |
| Pro forma diluted weighted average shares outstanding | 193,676 | 193,676 |

See Accompanying Notes to Consolidated and Combined Financial Statements.

financial statement carrying value of existing assets and liabilities and their respective tax basis. Deferred tax liabilities as of December 31, 2013 were approximately $3.2 million and total tax expense for the year was approximately $1.6 million. Deferred tax liabilities as of December 31, 2012 were approximately $3.1 million and total tax expense for the year was approximately $0.1 million.

We must recognize the tax effects of any uncertain tax positions we may adopt if the position taken by us is more likely than not sustainable based on its technical merits. If a tax position meets such criteria, the tax effect that would be recognized by us would be the largest amount of benefit with more than a 50% chance of being realized. There were no uncertain tax positions that required recognition in the financial statements at December 31, 2013 or 2012.

Upon closing of the Offering, MRDC will be treated as a taxable C corporation and will be subject to federal and certain state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if Memorial Resource was a taxable corporation for all periods presented. Pro forma tax expense was computed using a blended corporate level federal and state tax rate of 36.06% and 35.39% for the years ended December 31, 2013 and 2012, respectively.

### *Unaudited Pro Forma Earnings Per Share*

Memorial Resource has presented pro forma earnings per share ("EPS") for all periods presented. Pro forma net income (loss) per basic share is determined by dividing the pro forma net income (loss) available to common shareholders by the number of common shares expected to be outstanding immediately following the Offering.

The following sets forth the calculation of pro forma EPS for the periods indicated (in thousands, except per share amounts):

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2013 | 2012 |
| **Numerator:** | | |
| Pro forma net income (loss) | $ 97,797 | $ 17,512 |
| Noncontrolling interest in pro forma net (income) loss, net of tax | (31,861) | 1,745 |
| Previous owners interest in pro forma net (income) loss, net of tax | (6,899) | (24,111) |
| Pro forma net income (loss) available to common shareholders | $ 59,037 | $ (4,854) |
| **Denominator:** | | |
| Common shares outstanding immediately following the Offering(1) | 193,676 | 193,676 |
| Basic EPS | $ 0.31 | $ (0.03) |
| Diluted EPS | $ 0.30 | $ (0.03) |

(1)  Includes dilutive effect of 1,176 restricted common shares.

The following sets forth the calculation of our supplemental pro forma EPS, for the periods indicated (in thousands, except per share amounts):

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | 2013 | 2012 |
| **Numerator:** | | |
| Pro forma net income (loss) | $ 97,797 | $ 17,512 |
| Noncontrolling interest in pro forma net (income) loss, net of tax | (31,861) | 1,745 |
| Pro forma net income (loss) available to common shareholders | $ 65,936 | $ 19,257 |
| **Denominator:** | | |
| Common shares outstanding immediately following the Offering(1) | 193,676 | 193,676 |
| Basic and diluted EPS | $      0.34 | $      0.10 |

(1)  Includes dilutive effect of 1,176 restricted common shares.

Our supplemental basic and diluted EPU includes all the earnings generated by the previous owners for all periods presented due to common control considerations.

### *Unit-Based Compensation Arrangements*

The fair value of equity-classified awards (e.g., restricted common unit awards) is amortized to earnings over the requisite service or vesting period. Compensation expense for liability-classified awards are recognized over the requisite service or vesting period of an award based on the fair value of the award re-measured at each reporting period. Generally, no compensation expense is recognized for equity instruments that do not vest.

The governing documents of Memorial Resource and certain of its subsidiaries, including WildHorse and BlueStone, provide for the issuance of incentive units. The incentive units are subject to performance conditions that affect their vesting. Compensation cost is recognized only if the performance condition is probable of being satisfied at each reporting date.

See Note 10 and 11 for further information.

### *Current Accrued Liabilities*

Current accrued liabilities consisted of the following at the dates indicated (in thousands):

| | December 31, | |
| --- | --- | --- |
| | 2013 | 2012 |
| Accrued capital expenditures | $48,579 | $14,352 |
| Accrued lease operating expense | 13,240 | 6,701 |
| Accrued general and administrative expenses | 14,485 | 2,290 |
| Accrued ad valorem and production taxes | 3,541 | 3,753 |
| Accrued interest payable | 11,934 | 1,239 |
| Accrued environmental | 577 | 1,012 |
| Other miscellaneous, including operator advances | 5,774 | 4,140 |
| | $98,130 | $33,487 |

### *New Accounting Pronouncements*

*Offsetting Disclosure Requirements.*    In December 2011, the FASB issued an accounting standard update intended to enhance current disclosure requirements on offsetting financial assets and liabilities. In January 2013,